

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2024

Yajing Chen
Chief Financial Officer
Zai Lab Ltd
4560 Jinke Road
Bldg. 1, Fourth Floor
Pudong, Shanghai, China 201210

> **Re: Zai Lab Ltd**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 001-38205**

Dear Yajing Chen:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Disclosure Review Program

cc: Aslynn Hogue